SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

2013 Third Quarterly Report	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 29, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2013 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	Important Message

1.1 The board of directors and the supervisory committee as well as its directors, supervisors and senior management warrant that the information contained in this quarterly report is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

1.2 All directors attended the 17th meeting of the seventh session of the Board of Directors for the 2013 third quarterly report, as well as adopted the third quarterly report.

1.3 The financial report of the Company in the 2013 third quarterly report for the nine-month period ended 30 September 2013 (the “Reporting Period”) was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

1.4 Mr. Wang Zhiqing, Chairman and President of the Company, Mr. Ye Guohua, director and Chief Financial Officer overseeing the accounting operations, and Mr. Hua Xin, Deputy Chief Financial Officer, person-in-charge of Accounting Department (Accounting Chief) and Finance Manager warrant the truthfulness, accuracy and completeness of the financial report contained in the quarterly report.

2.	Key Financial Data & Change of Shareholders

2.1	Major Accounting Data

Currency: RMB

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	35,403,180	36,805,799	-3.81
Total equity attributable to equity shareholders of the Company (RMB’000)	17,202,566	16,190,419	6.25

	From the beginning of the year to the end of the Reporting Period (January to September 2013)	From the beginning of the year to the end of the Reporting Period last year (January to September 2012)	Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash inflow from operating activities (RMB’000)	4,886,124	1,019,580	379.23

	From the beginning of the year to the end of the Reporting Period (January to September 2013)	From the beginning of the year to the end of the Reporting Period last year (January to September 2012)	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue (RMB’000)	86,356,446	69,152,724	24.88
Net profit attributable to equity shareholders of the Company (“–” for loss/ RMB’000)	1,004,210	-1,609,377	Not Applicable
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“–” for loss/ RMB’000)	1,034,388	-1,711,384	Not Applicable
Return on net assets (weighted average) (%)	6.014	-9.386	Increased by 15.400 percentage points
Basic earnings per share (“-” to indicate loss, RMB/share)	0.139	-0.224	Not Applicable
Diluted earnings per share (“-” to indicate loss, RMB/share)	0.139	-0.224	Not Applicable

Excluding non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (July to September 2013)	Amount for the period from the beginning of the year to the end of the Reporting Period (January to September 2013)
Net loss from disposal of non-current assets	-1,658	-21,166
Employee reduction expenses	-279	-2,435
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	13,143	19,437
Income from external entrusted loans	508	1,553
Other non-operating income and expenses other than those mentioned above	-17,521	-36,624
Income tax effect	1,452	9,809
Effect attributable to minority interests (after tax)	-165	-752
Total	-4,520	-30,178

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholding of the Top Ten Shareholders of Shares in Circulation

					Unit: Share

Total number of shareholders as at the end of the Reporting Period					129,906

Shareholding of the top ten shareholders

Name of shareholders	Type of shareholder	Percentage of total shareholding (%)	Number of shares held	Number of shares with selling restrictions	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	50.56	3,640,000,000	3,640,000,000	Nil
HKSCC (Nominees) Ltd.	Foreign Shareholder	31.84	2,292,291,101	0	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,760,000	16,730,000	Unknown
Zhejiang Province Economic Construction and Investment Company	Others	0.17	12,000,000	12,000,000	Unknown
AHCOF Xingye Co., Ltd	Others	0.08	5,671,661	0	Unknown
Shanghai Textile Development Company	Others	0.08	5,650,000	5,650,000	Unknown
Shanghai Xiangshun Shiye Company Limited	Others	0.08	5,500,000	5,500,000	Unknown
Gu Jufang	Others	0.08	5,478,815	0	Unknown
IP KOW	Others	0.08	5,432,000	0	Unknown
ChangJiangWan Holdings Ltd.	Others	0.06	4,575,128	0	Unknown

Shareholding of the top ten shareholders of selling unrestricted shares in circulation

Name of shareholders (in full)	Number of circulating shares without selling restrictions held as at the end of the Reporting Period	Type of shares
HKSCC (Nominees) Limited	2,292,291,101	Overseas listed foreign shares
AHCOF Xingye Co., Ltd.	5,671,661	RMB-denominated ordinary shares
Gu Jufang	5,478,815	RMB-denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares
ChangJiangWan Holdings Ltd.	4,575,128	RMB-denominated ordinary shares
GuoTai Jun’An Securities Co., Ltd	4,302,300	RMB-denominated ordinary shares
Shanghai Lingqi Trading Co., Ltd	3,377,261	RMB-denominated ordinary shares
Zhao Yingmin	3,376,539	RMB-denominated ordinary shares
Jiang Guoliang	3,316,261	RMB-denominated ordinary shares
Li Haiying	3,194,950	RMB-denominated ordinary shares
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a state-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the “Administration Measures on Acquisition of Listed Companies”. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the “Administration Measures on the Acquisition of Listed Companies”.

3.	Major Events

3.1 Description of Substantial Changes in Financial Report Items and Financial Indicators of the Company

					Unit: RMB’000

Item	As at 30 September 2013	As at 31 December 2012	Increase/ decrease amount	Change (%)	Reason for change
Cash at bank and on hand	321,035	160,962	160,073	99.45	The Company recorded profit in the Reporting Period, led to increase of cash flow generated from operating activities; refinery renovation project completed and commenced production in the end of 2012, led to a decrease in capital expenditures
Notes receivable	2,884,066	2,065,483	818,583	39.63	Sales for the period increased, an increase in operating receivables
Accounts receivable	1,459,890	1,082,742	377,148	34.83
Advances to suppliers	178,371	90,261	88,110	97.62	Refinery renovation project commenced production in the end of 2012, led to an increase in raw and auxiliary materials procurement
Other receivables	55,283	40,765	14,518	35.61	Increase in receivables with related parties
Other current assets	155,090	513,134	-358,044	-69.78	Sales expanded, output tax increased, deductible VAT reduced
Deferred tax assets	719,186	1,052,573	-333,387	-31.67	The Company recorded profit in the Reporting Period, lead to decrease in unrealised deductible losses
Short – term borrowings	6,964,583	11,023,877	-4,059,294	-36.82	Cash flow generated from operating activities increased, supplement working capital, borrowings were reduced
Taxes payable	1,006,733	671,231	335,502	49.98	Refinery renovation project commenced production in the end of 2012, sales volume of gasoline and diesel thus increased leading to increase in consumption tax
Current portion of non-current liabilities	614,800	—	614,800	Not Applicable	Report the long-term borrowings due within one year separately
Long-term borrowings	627,800	1,231,340	-603,540	-49.01
Specific reserve	16,116	8,179	7,937	97.04	Accrued safety production fee which is unused

					Unit: RMB’000

Item	For the nine-month period ended 30 September 2013		Increase/ decrease amount	Change (%)	Reason for change
	2013	2012
Taxes and surcharges	7,493,290	4,228,871	3,264,419	77.19	Due to increase in consumption tax resulting from the increase in sales of gasoline and diesel after the Refinery Renovation Project commenced production in the end of 2012
Financial (income)/ expenses - net	-149,451	294,495	-443,946	-150.75	Foreign exchange gain due to depreciation of the US Dollar
Asset impairment losses	23,879	190,711	-166,832	-87.48	Decrease in provisions made for inventory
Investment income	62,005	30,122	31,883	105.85	Increase in profits of associates and jointly controlled entities
Non-operating Income	22,690	169,548	-146,858	-86.62	Refunds received relating to local education surcharge significantly decreased during the Period
Non-operating expenses	61,043	35,835	25,208	70.34	Increased loss on disposal of non-current assets
Income tax expenses	343,309	-517,030	860,339	Not Applicable	Earnings for the first three quarters of the year
Attributable to equity shareholders of the Company (“–” for loss)	1,004,210	-1,609,377	2,613,587	Not Applicable

3.2 Significant events and their impacts and solutions

According to the requirements set out by the relevant laws and regulations where the Company’s shares are listed as well as the Company’s actual condition, the resolutions related to the Company’s A Share Reform Proposal were reviewed and approved at the 14th meeting of the seventh session of the Board of Directors held on 7 June 2013, and the Company was entrusted by the non-circulating shareholders to implement the A Share Reform Proposal. The “Sinopec Shanghai Petrochemical Company Limited Share Reform Plan” was approved at the relevant shareholders meeting of the A Shareholders held on 8 July 2013. During the Reporting Period, the pricing arrangement of the Company’s Share Reform Proposal was implemented.

There were no other important events during the Reporting Period.

3.3 Commitments for the Company and shareholders holding more than 5% of shares

The Company’s controlling shareholder Sinopec Corp. has given the following undertakings in connection with the A-Share Reform:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of the Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal in or transfer such shares through the stock exchanges. Also, after the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp. through trading on the stock exchange shall not represent more than 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not more than 10% within the next 24 months.

2.	Sinopec Corp. shall, within 6 months from the date on which its non-circulating shares of Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), convene a Board meeting of the Company in accordance with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited to review and consider a proposal for capitalising the capital fund into such number of shares that is needed to distribute four or more additional shares for every ten shares, and to correspondingly convene the relevant shareholders’ meeting. Sinopec Corp. has also undertaken to vote in favour of such capitalisation proposal at the Company’s shareholders’ meeting. (“Capitalisation undertaking”)

3.	Sinopec Corp. shall, within 12 months from the date on which its non-circulating shares of Company acquiring the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), submit a stock option incentive scheme to the Board that complies with the relevant rules of the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission, under which the initial exercise price for the stock options under the scheme shall not be lower than the closing price of the Company’s shares on 30 May 2013 (being RMB6.43 per share) (in case of ex-rights or ex-dividends prior to the announcement of the draft of the stock option incentive scheme, the exercise price of the options shall be adjusted accordingly).

4.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform scheme, and shall consider the Company as a platform for the development of related businesses in future.

For more details, please refer to the full version of The Explanatory Memorandum for the A-share Reform Proposal of the Company (the Revised Draft) published on the websites of Shanghai Stock Exchange, Stock Exchange of Hong Kong and the Company, as well as posted on Shanghai Securities News and China Securities Journal on 20 June 2013.

The “Sinopec Shanghai Petrochemical Company Limited Share Reform Plan” was approved at the shareholders meeting of the holders of A shares of the Share Reform Plan of the Company held on 8 July 2013. The pricing arrangement of the A-share reform scheme was implemented in August 2013, all the non-circulating Shareholders with shares registered on 16 August 2013 received five shares for every ten circulating shares held, totally amounted 360,000,000 non-circulating A shares from controlling shareholder Sinopec Corp. Since 20 August 2013, all the Company’s non-circulating A shares have been granted listable circulating rights on Shanghai Stock Exchange.

On 28 August 2013, in fulfilling the abovementioned undertaking, Sinopec Corp. had proposed the “Proposal by and Undertaking of Sinopec Corp. on the optimised A-share reform proposal, distribution of 2013 interim cash dividend, and capitalisation of capital fund and surplus reserve fund” (“Optimised Reform Proposal”). For more details, please refer to the “Optimised A-share Reform Proposal” announcement issued by the Company on 28 August 2013. The Optimised Reform Proposal was reviewed and approved at the First A Shareholders Class Meeting held on 22 October 2013.

3.4 Predict the cumulative net loss from the beginning of this year to the next reporting period, or the occurrence of significant changes and the reasons as compared with last year

Since the refinery renovation project commenced operation, the Company’s existing processing capacity and adaptability were largely enhanced. It also optimised raw materials and product, improved the profitability of refinery operations. Despite the petrochemical market is not showing a clear uptrend, the overall prices stabilised. The Group expects to record profit of operating results as of year ended 31 December 2013 as compared with a loss in the same period of previous year.

§4	APPENDIX

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

Items	30 September 2013	31 December 2012
Current assets
Cash at bank and on hand	321,035	160,962
Notes receivable	2,884,066	2,065,483
Accounts receivable	1,459,890	1,082,742
Advances to suppliers	178,371	90,261
Other receivables	55,283	40,765
Inventories	7,888,347	8,938,077
Other current assets	155,090	513,134

Total current assets	12,942,082	12,891,424

Non-current assets
Long-term equity investment	3,054,990	3,057,153
Investment properties	429,203	439,137
Fixed assets	16,565,555	17,622,001
Construction in progress	634,898	612,388
Intangible assets	483,749	497,575
Long-term prepaid expenses	573,517	633,548
Deferred tax assets	719,186	1,052,573

Total non-current assets	22,461,098	23,914,375

TOTAL ASSETS	35,403,180	36,805,799

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

Items	30 September 2013	31 December 2012
Current liabilities
Short-term borrowings	6,964,583	11,023,877
Notes payable	7,235	—
Accounts payable	6,586,359	5,523,248
Advance from customers	980,737	758,796
Employee benefits payable	44,076	48,008
Taxes payable	1,006,733	671,231
Interest payable	7,357	20,987
Dividends payable	21,450	21,548
Other payables	899,031	859,562
Current portion of non-current liabilities	614,800	—

Total current liabilities	17,132,361	18,927,257

Non-current liabilities
Long-term borrowings	627,800	1,231,340
Other non-current liabilities	182,500	190,000

Total non-current liabilities	810,300	1,421,340

TOTAL LIABILITIES	17,942,661	20,348,597

Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital surplus	2,914,763	2,914,763
Specific reserve	16,116	8,179
Surplus reserve	5,151,770	5,151,770
Undistributed profits	1,919,917	915,707
Total equity attributable to equity shareholders of the Company	17,202,566	16,190,419
Minority interests	257,953	266,783
TOTAL SHAREHOLDERS’ EQUITY	17,460,519	16,457,202

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,403,180	36,805,799

COMPANY BALANCE SHEETS

AS AT 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

Items	30 September 2013	31 December 2012
Current assets
Cash at bank and on hand	260,167	119,148
Notes receivable	2,390,030	1,914,007
Accounts receivable	1,056,780	811,738
Advances to suppliers	169,064	82,426
Other receivables	32,402	15,569
Inventories	7,553,879	8,615,644
Other current assets	58,311	419,523

Total current assets	11,520,633	11,978,055

Non-current assets
Long-term equity investment	4,101,403	4,069,891
Investment properties	429,203	439,137
Fixed assets	16,119,111	17,105,599
Construction in progress	634,898	604,866
Intangible assets	396,500	406,356
Long-term prepaid expenses	557,471	617,025
Deferred tax assets	718,951	1,052,338

Total non-current assets	22,957,537	24,295,212

TOTAL ASSETS	34,478,170	36,273,267

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

Items	30 September 2013	31 December 2012
Current liabilities
Short-term borrowings	7,008,583	11,092,877
Notes payable	—	—
Accounts payable	5,817,821	5,175,493
Advance from customers	924,674	675,446
Employee benefits payable	38,639	42,959
Taxes payable	997,525	663,603
Interest payable	7,250	20,987
Dividends payable	21,450	21,548
Other payables	1,288,665	1,246,286
Current portion of non-current liabilities	614,800	—

Total current liabilities	16,719,407	18,939,199

Non-current liabilities
Long-term borrowings	600,000	1,200,000
Other non-current liabilities	182,500	190,000

Total non-current liabilities	782,500	1,390,000

TOTAL LIABILITIES	17,501,907	20,329,199

Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital surplus	2,914,763	2,914,763
Specific reserve	6,568	—
Surplus reserve	5,151,770	5,151,770
Undistributed profits	1,703,162	677,535

TOTAL SHAREHOLDERS’ EQUITY	16,976,263	15,944,068

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	34,478,170	36,273,267

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

	Nine months ended 30 September
Items	2013	2012
Revenue	86,356,446	69,152,724
Less: Cost of sales	75,174,216	64,367,403
Taxes and surcharges	7,493,290	4,228,871
Selling and distribution expenses	496,969	506,355
General and administrative expenses	1,984,612	1,832,477
Financial (income)/expenses - net	-149,451	294,495
Asset impairment losses	23,879	190,711
Add: Investment income	62,005	30,122
Including: Share of profits of associates and jointly controlled entities	62,005	23,676
Operating profit/(loss)	1,394,936	-2,237,466
Add: Non-operating income	22,690	169,548
Less: Non-operating expenses	61,043	35,835
Including: Losses on disposal of non-current assets	22,632	16,985
Total profit/(loss)	1,356,583	-2,103,753
Less: Income tax expenses	343,309	-517,030
Net profit/(loss)	1,013,274	-1,586,723
Attributable to equity shareholders of the Company	1,004,210	-1,609,377
Minority interests	9,064	22,654
Earnings/(Loss) per share
Basic and Diluted earnings/(loss) per share(RMB)	0.139	-0.224
Other comprehensive income	—	—
Total comprehensive income/(loss)	1,013,274	-1,586,723
Attributable to equity shareholders of the Company	1,004,210	-1,609,377
Minority interests	9,064	22,654

COMPANY INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

	Nine months ended 30 September
Items	2013	2012
Revenue	76,063,282	58,993,438
Less: Cost of sales	65,044,434	54,428,981
Taxes and surcharges	7,488,926	4,223,451
Selling and distribution expenses	393,256	438,313
General and administrative expenses	1,871,272	1,732,815
Financial (income)/expenses - net	-117,212	274,520
Asset impairment losses	38,726	207,080
Add: Investment income	54,896	105,565
Including: Share of profits of associates and jointly controlled entities	46,817	7,485
Operating profit/(loss)	1,398,776	-2,206,157
Add: Non-operating income	21,124	167,189
Less: Non-operating expenses	60,886	35,297
Including: Losses on disposal of non-current assets	22,624	16,449
Total profit/(loss)	1,359,014	-2,074,265
Less: Income tax expenses	333,387	-537,741
Net profit/(loss)	1,025,627	-1,536,524
Other comprehensive income	—	—
Total comprehensive income/(loss)	1,025,627	-1,536,524

CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

	Three months ended 30 September
Items	2013	2012
Revenue	29,245,524	22,680,130
Less: Cost of sales	25,154,744	20,919,307
Taxes and surcharges	2,569,555	1,391,585
Selling and distribution expenses	162,167	176,548
General and administrative expenses	659,371	653,890
Financial expenses - net	278	101,408
Asset impairment (income)/losses	-40	5,132
Add: Investment income	53,848	25,404
Including: Share of profits of associates and jointly controlled entities	53,848	25,404
Operating profit/(loss)	753,297	-542,336
Add: Non-operating income	14,747	8,285
Less: Non-operating expenses	20,783	11,050
Including: Losses on disposal of non-current assets	2,318	4,628
Total profit/(loss)	747,261	-545,101
Less: Income tax expenses	176,294	-139,500
Net profit/(loss)	570,967	-405,601
Attributable to equity shareholders of the Company	566,190	-414,888
Minority interests	4,777	9,287
Earnings/(Loss) per share
Basic and Diluted earnings/(loss) per share(RMB)	0.079	-0.058
Other comprehensive income	—	—
Total comprehensive income/(loss)	570,967	-405,601
Attributable to equity shareholders of the Company	566,190	-414,888
Minority interests	4,777	9,287

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

	Three months ended 30 September
Items	2013	2012
Revenue	25,694,155	18,986,652
Less: Cost of sales	21,658,812	17,307,239
Taxes and surcharges	2,567,440	1,389,159
Selling and distribution expenses	132,780	153,130
General and administrative expenses	625,817	623,060
Financial expenses - net	8,576	97,040
Asset impairment (income)/losses	-40	5,132
Add: Investment income	49,455	22,379
Including: Share of profits of associates and jointly controlled entities	49,455	22,379
Operating profit/(loss)	750,225	-565,729
Add: Non-operating income	14,687	6,772
Less: Non-operating expenses	20,774	10,512
Including: Losses on disposal of non-current assets	2,318	4,092
Total profit/(loss)	744,138	-569,469
Less: Income tax expenses	173,813	-147,786
Net profit/(loss)	570,325	-421,683
Other comprehensive income	—	—
Total comprehensive income/(loss)	570,325	-421,683

4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

	Nine months ended 30 September
Items	2013	2012
Cash flows from operating activities
Cash received from sales of goods or rendering of services	98,939,697	82,064,595
Refund of taxes and surcharges	37,213	56,923
Cash received relating to other operating activities	15,037	48,633
Sub-total of cash inflows	98,991,947	82,170,151
Cash paid for goods and services	-82,488,573	-74,241,087
Cash paid to and on behalf of employees	-1,788,031	-1,845,659
Payments of taxes and surcharges	-9,433,370	-4,714,507
Cash paid relating to other operating activities	-395,849	-349,318
Sub-total of cash outflows	-94,105,823	-81,150,571

Net cash flows from operating activities	4,886,124	1,019,580

Cash flows from investing activities
Cash received from disposal of investments	42,000	58,000
Cash received from returns on investments	48,864	65,679
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	2,645	7,259
Net cash received from disposal of a subsidiary	—	3,743
Cash received relating to other investing activities	62,223	66,631
Sub-total of cash inflows	155,732	201,312
Cash paid to acquire fixed assets and other long-term assets	-833,351	-3,308,363
Cash paid to acquire investments	-42,000	-42,000
Cash paid relating to other investing activities	—	—
Sub-total of cash outflows	-875,351	-3,350,363

Net cash flows used in investing activities	-719,619	-3,149,051

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

	Nine months ended 30 September
Items	2013	2012
Cash flows from financing activities
Cash received from borrowings	43,263,680	37,957,584
Sub-total of cash inflows	43,263,680	37,957,584
Cash repayments of enterprise debt	-46,978,671	-34,921,758
Cash paid for interest expenses and distribution of dividends or profits	-294,576	-729,403
Cash payments relating to other financing activities	—	—
Sub-total of cash outflows	-47,273,247	-35,651,161

Net cash flows (used in)/from financing activities	-4,009,567	2,306,423

Effect of foreign exchange rate changes on cash and cash equivalents	3,135	15

Net increase in cash and cash equivalents	160,073	176,967
Add: Cash and cash equivalents at beginning of year	160,962	91,346

Cash and cash equivalents at end of the period	321,035	268,313

COMPANY CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

	Nine months ended 30 September
Items	2013	2012
Cash flows from operating activities
Cash received from sales of goods or rendering of services	87,968,962	69,992,713
Refund of taxes and surcharges	468	—
Cash received relating to other operating activities	69,421	47,462
Sub-total of cash inflows	88,038,851	70,040,175
Cash paid for goods and services	-71,668,589	-62,437,909
Cash paid to and on behalf of employees	-1,670,556	-1,731,912
Payments of taxes and surcharges	-9,368,520	-4,634,065
Cash paid relating to other operating activities	-432,195	-327,521
Sub-total of cash outflows	-83,139,860	-69,131,407

Net cash flows from operating activities	4,898,991	908,768

Cash flows from investing activities
Cash received from disposal of investments	—	—
Cash received from returns on investments	23,383	137,501
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,262	5,753
Cash received relating to other investing activities	57,644	59,578
Sub-total of cash inflows	82,289	202,832
Cash paid to acquire fixed assets and other long-term assets	-829,798	-3,307,988
Cash paid to acquire investments	—	—
Sub-total of cash outflows	-829,798	-3,307,988

Net cash flows used in investing activities	-747,509	-3,105,156

COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2013 (UNAUDITED)

Expressed in thousands of Renminbi Yuan

	Nine months ended 30 September
Items	2013	2012
Cash flows from financing activities
Cash received from borrowings	43,252,670	37,972,244
Sub-total of cash inflows	43,252,670	37,972,244
Cash repayments of enterprise debt	-46,988,551	-34,935,119
Cash paid for interest expenses and distribution of dividends or profits	-274,572	-686,403
Sub-total of cash outflows	-47,263,123	-35,621,522

Net cash flows (used in)/from financing activities	-4,010,453	2,350,722

Effect of foreign exchange rate changes on cash and cash equivalents	-10	9

Net increase in cash and cash equivalents	141,019	154,343
Add: Cash and cash equivalents at beginning of year	119,148	61,057

Cash and cash equivalents at end of the period	260,167	215,400

Sinopec Shanghai Petrochemical Company Limited

By Order of the Board

Wang Zhiqing

Chairman and President

Shanghai, the PRC, 28 October 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.